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                                August 18, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


       Re:     Premier Laser Systems, Inc.
               Registration Statement on Form S-4
               Filed March 10, 1998
               File Number 333-47705
               ---------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Premier Laser Systems, Inc. (the "Company") hereby applies for the withdrawal of its previously filed Registration Statement on Form S-4 (File No. 333-47705) (the "Registration Statement") relating to its common stock.

     Due to the unavailability of its financial statements, the Company will not be able to proceed with the exchange offering of such shares as contemplated by the Registration Statement. It requests that the Securities and Exchange Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with
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Securities and Exchange Commission
August 18, 1998
Page 2



the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.



                  Sincerely,

                  PREMIER LASER SYSTEMS, INC.

                  By: /s/ CHARLES J. OLSON
                     -------------------------
                     Name:  Charles J. Olson
                     Title: Chief Financial Officer


cc:    Dr. Colette Cozean, Ph.D.
       William J. Simpson, Esq.